FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

5 December 2008

HSBC AND METROVACESA REACH AGREEMENT

ON 8 CANADA SQUARE

HSBC and Metrovacesa have agreed that HSBC will secure the title of its global headquarters at 8 Canada Square in London, superseding the existing sale and leaseback agreement between the parties. As a result of this transaction, a gain of approximately £250 million will be recognised in HSBC's income statement for the second half of 2008.

On 31 May 2007, HSBC entered into a contract for the sale and leaseback of its headquarters building to Metrovacesa S.A. for £1.09 billion. Under the terms of this arrangement, HSBC leased the building back for 20 years at an initial annual rent of £43.5 million, representing a net initial yield of 3.8 per cent.

The purchase was funded by Metrovacesa via a cash equity injection of £280 million and a bridging loan of £810 million provided by HSBC, subject to syndication into a term facility.

As a result of the significant market disruption that has impacted the availability of term funding, syndication of the bridging loan has not been possible and the parties have come to an agreement that the building will be handed back to HSBC. The existing bridging loan will be extinguished as a result of this transaction.

The agreement will be effected through the acquisition of 100 per cent of Project Maple II BV, whose main asset is 8 Canada Square, by HSBC Property Holdings (Netherlands) BV, a wholly owned subsidiary of HSBC Holdings plc, from Metrovacesa for a total consideration of £838 million, subject to various retentions and warranties.

David Hodgkinson, Group Chief Operating Officer, HSBC Holdings plc, said: "Clearly the market has deteriorated significantly since we agreed the sale in spring 2007. It was important to work with our client, Metrovacesa, to resolve the funding issue which had arisen. 8 Canada Square is a landmark building and this transaction is in the best interests of both parties and HSBC shareholders."

Media enquiries to: Patrick McGuinness on +44 (0) 20 7991 0111 or at patrickmcguinness@hsbc.com

The HSBC Group

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from more than 9,500 offices in 85 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,547 billion at 30 June 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: December 05, 2008